                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                           DSG INTERNATIONAL LIMITED
                           -------------------------
                               (Name of Issuer)

                                Ordinary Shares
                           par value $0.01 per share
                         -----------------------------

                                  G28471-10-3
                                  -----------
                                (CUSIP Number)


                                  PETER CHANG
                       Associated Hygienic Products LLC
                           4455 River Green Parkway
                             Duluth, Georgia 22902
                                (770) 497-9800

                     ------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 29, 1997
                                ---------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. G28471-10-3                    13D                            PAGE 2

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 1.  NAMES OF REPORTING PERSONS                                  Brandon Wang
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON           None
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
                                                                      (b) [_]
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 3.   SEC USE ONLY
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 4.   SOURCE OF FUNDS                                              See Item 3
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 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
      REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]
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 6.   CITIZENSHIP OR PLACE OF ORGANIZATION                          Hong Kong
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     NUMBER OF       7.    SOLE VOTING POWER                          864,000
      SHARES       -----------------------------------------------------------
   BENEFICIALLY      8.    SHARED VOTING POWER                        140,580
     OWNED BY      -----------------------------------------------------------
    REPORTING        9.    SOLE DISPOSITIVE POWER                     864,000
      PERSON       -----------------------------------------------------------
       WITH         10.    SHARED DISPOSITIVE POWER                   140,580
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,004,580 (1)
      ------------
      (1) Includes 140,580 Ordinary Shares owned by Brandon Wang's wife, Eileen Wang, as to which Brandon Wang disclaims any beneficial interest of such shares. The filing of this statement shall not be construed as an admission that Brandon Wang is, for the purposes of section 13(d) or 13(g) of the Act, the beneficial owner of such 140,580 Ordinary Shares.
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                     [ ]
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               15.05%
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14.   TYPE OF REPORTING PERSON                                            IN
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CUSIP NO. G28471-10-3                     13D                             PAGE 3

Item 1. Security and Issuer.
        -------------------

        This statement on Schedule 13D relates to the Ordinary Shares, par value $0.01 per share (the "Ordinary Shares"), of DSG International Limited, a British Virgin Islands company ("DSGI"). DSGI's principal executive offices are located at 17/F Watson Centre, 16-22 Kung Yip St., Kwai Chung, Hong Kong.

Item 2. Identity and Background.
        -----------------------

        (a) and (b) The person filing this Schedule 13D is Brandon Wang, a Hong Kong citizen, with address, c/o Disposable Soft Goods Ltd., The Old Pump House, 35 Kensington Court Place, Kensington, London W8 5BJ, England.

        (c) Brandon Wang is the Chief Executive Officer, director and a majority shareholder of DSGI.

        (d) The person filing has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding have become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

        On August 29, 1997, Brandon Wang transferred to BNP Private Bank and Trust Cayman Limited, a Cayman Islands company, as trustee of "Mr. Brandon Wang's Cayman Interest in Possession Settlement", a trust formed under the laws of the Cayman Islands by the Trust Instrument dated March 24, 1997 (the "Trust") 2,317,100 Ordinary Shares of which the Trust acquired direct beneficial ownership of.

Item 4. Purpose of Transaction.
        ----------------------

        The purpose of the transaction was to transfer the 2,317,000 Ordinary Shares to the Trust. Except as set forth in this Item 4, the person filing has no present plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4,


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CUSIP NO. G28471-10-3                      13D                            PAGE 4

although the person filing may in the future take actions that would have such an effect.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

        (a) and (b) DSGI has advised the filing person that, as of September 4, 1997, there were issued and outstanding 6,674,606 shares of Ordinary Shares. As of the close of business on August 29, 1997, Brandon Wang directly owned beneficially 864,000 shares of Ordinary Shares after he transferred the 2,317,100 in the name of the Trustee. In addition, 140,580 shares of Ordinary Shares are beneficially owned directly by his wife Eileen Wang (see cover page for disclaimer of ownership). Brandon Wang has the sole power to vote the 864,000 shares of Ordinary Shares which he directly owns. Brandon Wang shares voting power over the additional 140,580 shares owned directly by his wife.

        The Trustee, on behalf of the Trust has the sole power to vote and to dispose of all such shares of the Ordinary Shares transferred to the Trust by Brandon Wang. The Possession is an irrevocable trust and Brandon Wang, the principal beneficiary has no investment or voting control over the Possession as defined by the 1934 Securities Exchange Act.

        (c)  See Item 3 with respect to shares acquired by the Possession.

        (d)  Inapplicable.

        (e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect
        ---------------------------------------------------------------------
        to Securities of the Issuer.
        ---------------------------

        None.

Item 7. Material To Be Filed as Exhibits.
        --------------------------------

        None.
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CUSIP NO. G28471-10-3                     13D                             PAGE 5

        Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23rd 1997.



                                        /s/ Brandon Wang
                                        -------------------
                                        Brandon Wang